PROSKAUER ROSE LLP	1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	LOS ANGELES WASHINGTON BOSTON BOCA RATON NEWARK NEW ORLEANS PARIS

May 8, 2006

VIA ELECTRONIC TRANSMISSION

Mr. Michael McTiernan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 04-09

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc. Post-Effective Amendment No. 6 to Registration Statement on Form S-11 Registration No. 333-117367

Dear Mr. McTiernan:

On behalf of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or “Lightstone”), I am writing to inform you that Post-Effective Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form S-11 of the Company is being filed today with the Securities and Exchange Commission (the “SEC”).

Supplement No. 5, which we filed with the SEC as part of Post-Effective Amendment No. 5 to the Registration Statement (“Amendment No. 5”) on April 24, 2006, consolidated and replaced all prior Supplements to the prospectus and revised the prospectus as described in the transmittal letter to you that accompanied Amendment No. 5. Amendment No. 6 contains Supplement No. 6, which replaces Supplement No. 5 and revises such Supplement as described below. Five courtesy copies of Supplement No. 6 are enclosed for your reference.

The following is a description of comments relating to Amendment No. 5 contained in your letter dated April 28, 2006, responses thereto and corresponding changes that have been made in Amendment No. 6:

1.
You asked whether it is possible, based on the diligence performed on the property, to provide any comparable disclosure to that required by Item 15 of Form S-11 with respect to historical occupancy or rent rates. The company has advised us that:

Due diligence did not involve an analysis of historical occupancy or rental rates. The opening of a competing property across the street from the acquired property resulted in a majority of the major tenants leaving the acquired property before its sale. The loss of these tenants directly impacted the level of rents that could be commanded from new tenants and left the property in a non-representative state of occupancy. Consequently, the purchase was completed using an upside oriented strategy and gave little to no consideration to the operating history of the property. Further, there was no historical analysis presented to Prime with the exception of a comparable period financial statement that provided no insight as to the level of occupancy at the property at different periods in time. The Company thus does not have adequate information to provide comparable disclosure to that required by Item 15.

PROSKAUER ROSE LLP Michael McTiernan Securities and Exchange Commission	May 8, 2006 Page 2 of 2

2.
With respect to the Consolidated Statements of Cash Flows on page F-6, you asked how an increase in due to affiliates generated positive cash flows from operations in the amount of $305,567 for the year ended December 31, 2005.

The calculation of due from affiliates contained in Amendment No. 5 results from the Advisor advancing cash funds to the Company, which uses funds on hand to disburse commissions, offering expenses, etc. In the course of conversations with the SEC, the Company agreed to change the Statement of Cash Flows to move the advances from Operating cash flow to Financing cash flows. These changes are reflected in the Statement of Cash Flows contained in Amendment No. 6.

3.
You asked that Lightstone revise the “Dividends Declared” section on page 20 of Supplement No. 5 to more clearly disclose the source of its distributions. In particular, you requested disclosure of the aggregate amount of distributions paid compared with historical cash flow from operations, the dollar amount of the deficiency between operating cash flows and distributions and the alternative source of cash used to fund the distribution.

The following disclosure is included in Amendment No. 6:

Because we closed on our first property acquisition on March 31, 2006, we had just one day of operating cash flow when the dividend was paid for the period ending March 31, 2006. We thus used proceeds from the sale of our common stock to investors to fund the payment of this dividend in the amount of $38,699.15.

You also requested that Lightstone update the risk factors to discuss the risk that its distributions exceed cash flow from operations. The following risk factor is included in Amendment No. 6:

 To date, our cash flows from real estate investments have been insufficient to pay our operating expenses and to cover the dividends we have paid and/or declared. We cannot assure you that in the future we will be able to achieve cash flows necessary to pay both our expenses and dividends at our historical per-share amounts, or to maintain dividends at any particular level, if at all.

PROSKAUER ROSE LLP Michael McTiernan Securities and Exchange Commission	May 8, 2006 Page 3 of 3

Because our cash flows from real estate investments have been insufficient to pay our operating expenses and to cover the dividends we have paid or declared to our shareholders through the date of this Supplement, we cannot assure you that we will be able to continue paying dividends to our shareholders at our historical per-share amounts, or that the dividends we pay will not decrease or be eliminated in the future. In order to permit us to pay dividends declared to date, our Advisor has advanced funds for the payment of our general and administrative expenses, and our Advisor has deferred the reimbursement of such advances. We are required to reimburse our Advisor for these advances in the future, and the reimbursement of such advances could have a material adverse effect on our ability to pay dividends to our shareholders in future periods. As of February 1, 2006, we owed our Advisor approximately $1.3 million in unreimbursed advances used to pay such expenses.

At such time as our Advisor requires us to reimburse such advances, or if our Advisor were to cease advancing funds to cover such expenses, our ability to pay dividends to our shareholders could be adversely affected, and we may be unable to pay dividends to our shareholders, or such dividends could decrease significantly. Additionally, if our Advisor continues to advance and defer reimbursement of funds advanced for operating expenses, the ultimate repayment of this liability could adversely impact our ability to pay dividends in future periods as well as potentially adversely impact the value of your investment.

4.	You asked that Lightstone update its Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

The following updated undertaking A is included in Part II of Amendment No. 6:

A. The Registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

PROSKAUER ROSE LLP Michael McTiernan Securities and Exchange Commission	May 8, 2006 Page 4 of 4

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) (i) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (ii) that all post-effective amendments will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendments are filed; and (iii) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(c) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) if the registrant is relying on Rule 430B:

(A) each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

PROSKAUER ROSE LLP Michael McTiernan Securities and Exchange Commission	May 8, 2006 Page 5 of 5

(ii) if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(d) that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv) Any other communication that is an offer in the offering made by the registrant to the purchaser.

PROSKAUER ROSE LLP Michael McTiernan Securities and Exchange Commission	May 8, 2006 Page 6 of 6

The Company hereby acknowledges that: (i) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (ii) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Thank you very much for your prompt review of these materials. Please call me at (212) 969-3445 should you or any other member of the SEC staff have any questions or additional comments.

Very truly yours,
/s/ Peter M. Fass
Peter M. Fass

cc:       Mr. David Lichtenstein (Lightstone)
            Mr. Michael Schurer (Lightstone)